January 31, 2008

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Via FAX: (202) 772-9368

Re:	HuntMountain Resources (“HuntMountain” or the “company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 001-01428

Dear Mr. Skinner,

Further to our recent correspondence, the following are our responses to your letter of comment dated December 31, 2007. The company’s responses are indexed to your letter of comment:

General

1.	We have added the recommended disclosure to our website.

2.	Maps showing the location and access to each property are attached to this correspondence. We will include these maps in any amendments that are uploaded to EDGAR..

3.	Property detail:

a.	Lac a l’Eau Jaune and Malarctic Projects (the “Quebec properties”), Québec, Canada

i.	Nature of ownership and description of interests

HuntMountain owns an exclusive option to acquire a 100% interest in the Quebec properties. In June of 2006 the company paid $70,000 to Diagnos, Inc., an unrelated third party, to establish this option. The company must drill a minimum of three holes on each Quebec property to earn a 100% interest in the Quebec properties.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

ii.	Mining claim detail

The Quebec properties consist of 46 provincial claims as follows:

Lac a l'Eau Jaune-Map Area 32G10- 21 Claims

Claim Number	Hectars	Expiration Date	Cost to Renew	Amount of Work Necessary to Renew

CDC 2001121	55.78	2/19/2008	$50.00	$1,200.00
CDC 2001122	55.78	2/19/2008	$50.00	$1,200.00
CDC 2001123	55.78	2/19/2008	$50.00	$1,200.00
CDC 2001124	55.78	2/19/2008	$50.00	$1,200.00
CDC 2001125	55.78	2/19/2008	$50.00	$1,200.00
CDC 2001126	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001127	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001128	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001129	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001130	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001131	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001132	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001133	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001134	55.79	2/19/2008	$50.00	$1,200.00
CDC 2001135	55.80	2/19/2008	$50.00	$1,200.00
CDC 2001136	55.80	2/19/2008	$50.00	$1,200.00
CDC 2001137	55.80	2/19/2008	$50.00	$1,200.00
CDC 2001138	55.80	2/19/2008	$50.00	$1,200.00
CDC 2001139	55.80	2/19/2008	$50.00	$1,200.00
CDC 2026347	55.80	9/26/2008	$50.00	$1,200.00
CDC 2026348	55.79	9/26/2008	$50.00	$1,200.00
			$1,050.00	$25,200.00
			Canadian	Canadian

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

Malartic Project-Map Area 32D01- 25 Claims

Claim Number	Hectares	Expiration Date	Cost to Renew	Amount of Work Necessary to Renew

CDC 2014813	57.55	6/5/2008	$50.00	$1,200.00
CDC 2014814	57.55	6/5/2008	$50.00	$1,200.00
CDC 2014815	57.54	6/5/2008	$50.00	$1,200.00
CDC 2014816	57.52	6/5/2008	$50.00	$1,200.00
CDC 2014817	57.52	6/5/2008	$50.00	$1,200.00
CDC 2014818	57.51	6/5/2008	$50.00	$1,200.00
CDC 2014819	57.51	6/5/2008	$50.00	$1,200.00
CDC 2014820	57.51	6/5/2008	$50.00	$1,200.00
CDC 2015858	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015859	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015860	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015861	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015862	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015863	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015864	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015865	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015866	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015867	57.55	6/11/2008	$50.00	$1,200.00
CDC 2015868	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015869	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015870	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015871	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015872	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015873	57.54	6/11/2008	$50.00	$1,200.00
CDC 2015874	57.54	6/11/2008	$50.00	$1,200.00

			$1,250.00	$30,000.00
			Canadian	Canadian

b.	Dun Glen Gold Project, Nevada, USA

i.	Nature of ownership

Pursuant to a 10 year lease agreement, HuntMountain holds 94 unpatented lode mining claims covering 1,700 acres in the Sierra mining district in Nevada.

ii.	Description of interests

In early 2006, the Company entered into agreements to lease the properties comprising the Dun Glen Project with the option to purchase the claims. The initial lease/option term of the agreements is 10 years, renewable for an additional 10 years.  To date the Company has made advance royalty payments totaling $67,500.  Future annual advance royalty payments are as follows:

•	2nd Anniversary $45,000
•	3rd Anniversary $52,500
•	4th Anniversary $60,000
•	5th (and each anniversary thereafter) $72,500

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

During the term of the agreement, the Company has the option to purchase 86% of the claims for $5,000 upon delivery of a copy of an approved mine plan of operations or a final feasibility study approved by the Company’s management.  The seller will retain a 3% Net Smelter Return (“NSR”) royalty of which up to 2 percentage points may be purchased by the Company for $1,000,000 per percentage point.  NSR is generally defined as the gross value of the metals less the costs of smelting, refining and transportation.  The Company also has the option to purchase the remaining two claim blocks (or 14% of the claims) for $250,000 per block at any time during the term of the agreements.  Both the sellers will retain a 3% NSR royalty on production from their respective claim block, of which up to 2 percentage points may be purchased by the Company for $875,000 per percentage point.  The Company will maintain all of the claims referenced within the agreement in good standing during the lease period.  The Company may terminate the lease at any time upon 60 days notice.

iii.	Mining claim detail

See below.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

Claim Name	Owner	BLM Claim Number

Black Hole #1	Painter	NMC123920
Black Hole #2	Painter	NMC123921
Monroe #1	Painter	NMC123922
Monroe #2	Painter	NMC123923
Monroe #3	Painter	NMC123924
M.M 1	Painter	NMC463692
M.M 2	Painter	NMC463693
M.M 8	Painter	NMC463699
Nevada 1	Heckman	NMC123909
Nevada 2	Heckman	NMC123910
Nevada 3	Heckman	NMC123911
Nevada 4	Heckman	NMC123912
Nevada 5	Heckman	NMC123913
Gus-1	Scoonover Exploration LLC	NMC923277
Gus-2	Scoonover Exploration LLC	NMC923278
Gus-3	Scoonover Exploration LLC	NMC923279
Gus-4	Scoonover Exploration LLC	NMC923280
Gus-5	Scoonover Exploration LLC	NMC923281
Gus-7	Scoonover Exploration LLC	NMC923282
Gus-8	Scoonover Exploration LLC	NMC923283
Gus-9	Scoonover Exploration LLC	NMC923284
Gus-10	Scoonover Exploration LLC	NMC923285
Gus-11	Scoonover Exploration LLC	NMC923286
Gus-12	Scoonover Exploration LLC	NMC923287
Gus-13	Scoonover Exploration LLC	NMC923288
Gus-14	Scoonover Exploration LLC	NMC923289
Gus-15	Scoonover Exploration LLC	NMC923290
Gus-16	Scoonover Exploration LLC	NMC923291
Gus-17	Scoonover Exploration LLC	NMC923292
Gus-18	Scoonover Exploration LLC	NMC923293
Gus-19	Scoonover Exploration LLC	NMC923294
Gus-20	Scoonover Exploration LLC	NMC923295
Gus-21	Scoonover Exploration LLC	NMC923296
Gus-22	Scoonover Exploration LLC	NMC923297
Gus-23	Scoonover Exploration LLC	NMC923298
Gus-24	Scoonover Exploration LLC	NMC923299
Gus-106	Scoonover Exploration LLC	NMC923300
Gus-107	Scoonover Exploration LLC	NMC923301
Gus-108	Scoonover Exploration LLC	NMC923302
Gus-109	Scoonover Exploration LLC	NMC923303
MTR-20	Scoonover Exploration LLC	NMC923250
MTR-21	Scoonover Exploration LLC	NMC923251
MTR-22	Scoonover Exploration LLC	NMC923252
MTR-23	Scoonover Exploration LLC	NMC923253
MTR-26	Scoonover Exploration LLC	NMC923254
MTR-27	Scoonover Exploration LLC	NMC923255
MTR-28	Scoonover Exploration LLC	NMC923256
MTR-29	Scoonover Exploration LLC	NMC923257

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

Claim Name	Owner	BLM Claim Number

MTR-30	Scoonover Exploration LLC	NMC923258
MTR-31	Scoonover Exploration LLC	NMC923259
MTR-32	Scoonover Exploration LLC	NMC923260
MTR-33	Scoonover Exploration LLC	NMC923261
MTR-38	Scoonover Exploration LLC	NMC923262
MTR-39	Scoonover Exploration LLC	NMC923263
MTR-40	Scoonover Exploration LLC	NMC923264
MTR-41	Scoonover Exploration LLC	NMC923265
MTR-42	Scoonover Exploration LLC	NMC923266
MTR-43	Scoonover Exploration LLC	NMC923267
MTR-44	Scoonover Exploration LLC	NMC923268
MTR-45	Scoonover Exploration LLC	NMC923269
MTR-46	Scoonover Exploration LLC	NMC923270
MTR-47	Scoonover Exploration LLC	NMC923271
MTR-50	Scoonover Exploration LLC	NMC923272
MTR-51	Scoonover Exploration LLC	NMC923273
MTR-52	Scoonover Exploration LLC	NMC923274
MTR-53	Scoonover Exploration LLC	NMC923275
MTR-54	Scoonover Exploration LLC	NMC923276
Sierra-3	Scoonover Exploration LLC	NMC923304
Sierra-4	Scoonover Exploration LLC	NMC923305
Sierra-6	Scoonover Exploration LLC	NMC923306
Sierra-7	Scoonover Exploration LLC	NMC923307
Sierra-8	Scoonover Exploration LLC	NMC923308
Sierra-9	Scoonover Exploration LLC	NMC923309
Sierra-10	Scoonover Exploration LLC	NMC923310
Sierra-14	Scoonover Exploration LLC	NMC923311
Sierra-15	Scoonover Exploration LLC	NMC923312
Sierra-16	Scoonover Exploration LLC	NMC923313
Sierra-17	Scoonover Exploration LLC	NMC923314
Sierra-11	Scoonover Exploration LLC	NMC923315
Sierra-12	Scoonover Exploration LLC	NMC923316
Sierra-13	Scoonover Exploration LLC	NMC923317
Sierrra-18	Scoonover Exploration LLC	NMC923318
Sierrra-19	Scoonover Exploration LLC	NMC923319
Sierrra-20	Scoonover Exploration LLC	NMC923320
Sierrra-21	Scoonover Exploration LLC	NMC923321
Sierrra-22	Scoonover Exploration LLC	NMC923322
Sierrra-23	Scoonover Exploration LLC	NMC923323
Sierrra-24	Scoonover Exploration LLC	NMC923324
Sierrra-25	Scoonover Exploration LLC	NMC923325
Sierrra-26	Scoonover Exploration LLC	NMC923326
Sierrra-27	Scoonover Exploration LLC	NMC923327
Sierrra-28	Scoonover Exploration LLC	NMC923328
Sierrra-29	Scoonover Exploration LLC	NMC923329
Sierrra-30	Scoonover Exploration LLC	NMC923330

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

iv.	Required property payments

To date the Company has made advance royalty payments totaling $67,500.  Future annual advance royalty payments are as follows:

2nd Anniversary $45,000
3rd Anniversary $52,500
4th Anniversary $60,000
5th (and each anniversary thereafter) $72,500

In addition, annual claims maintenance equals $125.00 per claim or 11,750.00 for 94 claims. Plus annual claim filing fees of $8.50 per claim or $803.00 for 94 claims

v.	Area of claims

1,700 acres

c.	La Josefina, Santa Cruz Province, Argentina

i.	Nature of ownership

In March, 2007 HuntMountain obtained mining rights to the La Josefina property through a public bid process pending finalization of legal contract (signed in July of 2007)

ii.	Description of interests

Pursuant to an agreement between Cerro Cazador (a wholly owned Argentine subsidiary of HuntMountain) and Fomicruz, Cerro Cazador is obligated to spend US$6 million in exploration and complete pre-feasibility and feasibility studies in a 4-year period at La Josefina in order to earn mining and production rights for a 40-year period in a joint venture  partnership (“JV”) with Fomicruz. Cerro Cazador may terminate this agreement at the end of each exploration stage if results are negative. With the successful completion of positive pre-feasibility and feasibility studies at the end of the 4th year, a new company will be formed which will be 91%-owned by Cerro Cazador and 9%-owned by Fomicruz. Once production starts, Fomicruz has a one-time election to increase its interest in the company to either 19%, 29% or 49% by reimbursing Cerro Cazador 10%, 20% or 40%, respectively, of Cerro Cazador’s total investment in the project. The royalty prescribed by Federal (Argentina) mining code will be a 1% mine-mouth royalty if the operation produces doré bullion within the province, which is required in the  agreement. Also, because La Josefina is a Provincial Mining Reserve with the mineral rights belonging to the province, the project will carry an additional 5 % mine-mouth royalty.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

iii.	Mining claim detail

The Project includes 15 Manifestations of Discovery (Manifestacións de Descubrimiento, or simply “MDs”) totaling 52,776 hectares which are partially covered by 399 mining claims (minas or pertenencias), as shown in Figure 2 and listed in the following table:

Mineral Properties of the La Josefina Project
M.D.	Expediente	Hectares	No. of Perts

Nicolás Alejandro	409.072/F/98	3500	30
Lucas Marcelo	409.071/F/98	3500	12
Sofia Luján	409.070/F/98	3500	6
Matiao Augusto	409.069/F/98	3500	24
Maria José	409.068/F/68	3500	35
Ivo Gonzalo	409.067/F/98	3500	35
Mirta Julia	409.066/F/98	3500	35
Ailin	409.065/F/98	3500	35
Mariana T.	409.064/F/98	3500	18
Benjamin	409.063/F/98	3500	35
Giuliana	409.062/F/98	5100	25
Rosella	409.061F/98	3227	18
Noemi	409.060/F/98	3013	30
Diana	409.059/F/98	2995	25
Miguel Ángel	409.058/F/98	3435	35
Julia	409.048/F/98	6	1

		52,776 399

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

iv.	Required property payments

Cerro Cazador must maintain the La Josefina mining rights by paying the annual canons due the province on the project’s 398 pertenencias. This currently amounts to approximately US$100,785 per year that can be deducted from the $ 6,000,000.00 work commitment.

v.	Area of claims

52,770 hectares

d.	El Gateado, Santa Cruz Province, Argentina

i.	Nature of ownership

In March, 2006 agents for Cerro Cazador S.A., staked claim to El Gateado thus securing 100% ownership of exploration rights for the area contained

ii.	Description of interests

The company has the right to conduct exploration on El Gateado for a period of at least 1,000 days and retains 100% ownership of any mineral deposit found within. Should a mineral deposit be discovered, the company has the exclusive option to file for mining rights of said deposit.

iii.	Mining claim detail

El Gateado is a exploration concession (called a Cateo) filed with the Santa Cruz Provincial mining authority under the designation “406776/DPR/06” (see La Josefina claim map above for details)

iv.	Property payments

There was a one time filing fee of US$ 3,226.00 for El Gateado

v.	Area of claims

10,000 hectares

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

e.	Bajo Pobre, Santa Cruz Province, Argentina

i.	Nature of ownership

In January HuntMountain Resources through its wholly-owned subsidiary Cerro Cazador S.A. signed a Letter of Intent with FK Minera S.A. to acquire a 100% interest in the Bajo   Pobré gold property located in Santa Cruz Province , Argentina

ii.	Description of interests

The Company entered into a Letter of Intent with FK Minera S.A. wherein the Company can earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.  The definitive agreement is expected to be signed in March 2007.

The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera S.A.	Exploration Expenditures	Ownership
First Year	$50,000	$250,000	0%
Second Year	$50,000	$250,000	0%
Third Year	$75,000	$0	51%
Fourth Year	$75,000	$0	60%
Fifth Year	$75,000	$0	100%

After the fifth year, the Company shall pay FK Minera the greater of a 1% NSR royalty on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR Royalty for a lump sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera to that point.

iii.	Mining claim detail

Filed with the Santa Cruz provincial mining authority, the Bajo Pobre property is comprised of one “Manifestation of Discovery” type mining claim designated “MD Joanna Belem 409162/S/94 and 32 covering “pertenencia” type mining claims

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

iv.	Property payments

The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera S.A.	Exploration Expenditures	Ownership
First Year	$50,000	$250,000	0%
Second Year	$50,000	$250,000	0%
Third Year	$75,000	$0	51%
Fourth Year	$75,000	$0	60%
Fifth Year	$75,000	$0	100%

After the fifth year, the Company shall pay FK Minera the greater of a 1% NSR royalty on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR Royalty for a lump sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera to that point.

In addition there are annual claims maintenance fees of US$ 8,300.00

v.	Area of claims

12,000 hectares

f.	El Overo, El Alazan, and El Tordillo (non-material properties)

i.	Nature of ownership

In 2006 agents for Cerro Cazador S.A., staked claim to these properties thus securing 100% ownership of exploration rights for the area contained

ii.	Description of interests

The company has the right to conduct exploration on these properties for a period of at least 1,000 days and retains 100% ownership of any mineral deposit found within. Should a mineral deposit be discovered, the company has the exclusive option to file for mining rights of said deposit.

iii.	Mining claim detail

These properties are exploration concessions (called Cateos) filed with the Santa Cruz Provincial mining authority under the designation “406.778/DPS/06” for El Overo, “406.777/DPS/06” for El Alazan, and “000.000/CC/06 for El Tordillo

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

iv.	Property payments

There was a one time filing fee of US$ 3,226.00 for each of these properties

v.	Area of claims

10,000 hectares per property

4.	Mining Operation Disclosure:

a.	Lac a l’Eau Jaune and Malarctic Projects (the “Quebec properties”), Québec, Canada

i.	Location and access

The Lac à l’Eau Jaune Project is located approximately eighteen miles southwest of the Chibougamau mining camp. The project area is accessible from Chibougamau by vehicle via Road 167 south and Road 113 west toward the Chibougamau airport.  The Malartic Surimau Project lies 25 miles west of the Town of Val D’or and ten miles south of the Town of Cadillac and is accessible by vehicle from Highway 117 by a maintained dirt road.

ii.	Property Title

100% minerals rights title for these properties can be obtained from Diagnos Inc by drilling three holes in each of the three targets designated by Diagnos. To retain mineral title, claims maintenance for these properties include bi-annual CN$ 1,050.00 in renewal fees and a CD$ 25,200.00 in assessment work for Lac a l’Jaune and CN$1,250.00 renewal fee and CN$ 30,000.00 in assessment work for Malartic Surimau.

iii.	Geologic setting and mineralization

Malartic Surimau Property:

The Archaean Malartic gold mines are located along the Larder Lake-Cadillac Fault zone, in the Abitibi sub-province of the Superior Province, some 20 km west of Val d'Or in Quebec,Canada.  Historically the main mines of the district - East Canadian, Barnat, Sladen and Canadian Malartic - had produced over 162 tonnes of gold to 2000.

The district straddles the faulted contact between the mafic to ultramafic volcanics of the Piché Group to the north and the greywacke-mudstone sequence of the Pontiac Group to the south.   The majority of the gold mineralization is found within the sediments where it is spatially associated with small monzonite porphyry bodies, younger diorite intrusives and crosscutting brittle (silicified) faults.  The host succession has been subjected to NE trending F1 folds, asymmetric F2 folds with a SE striking penetrative S2 cleavage which is in turn paralleled by brittle faults.   The monzodiorite intrusives predate F2, while a series of significant ESE trending brittle faults occur near the volcanic-sediment boundary.  Two main styles of mineralization are observed, namely:

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

1.   elongate zones of disseminated auriferous pyrite in fractured and silicified greywacke and adjacent monzodiorite porphyry along ESE striking and S2 parallel faults,

2.   stockwork zones of quartz-albite-K feldspar veinlets and intervening disseminated pyrite in intensely fractured and altered porphyritic monzodiorite and diorite adjacent to faults.

The alteration includes K and Na feldspar addition, carbonization and silicification in the sediments and by biotite development in the intrusives.   Pyrite constitutes 5 to 10% of the altered greywackes and monzodiorites, and 5 to 20% of the mineralized diorite which also contains abundant magnetite.

Lac à l’Eau Jaune:

The Chibougamau District of northern Quebec, some 350 km to the north-east of Val d'Or, has produced in excess of 1,050 tonnes (33.75 Moz) of gold to date from a variety of styles of ore, but is mostly characterized by copper-gold vein deposits distinct from typical greenstone hosted quartz-carbonate veins. The deposits of the district range from volcanogenic massive sulphides with Cu, Zn & Ag; to gold bearing sulphide veins with associated Ag, Zn, Pb, As & Sb; to Cu-Au and Au-Cu veins with varying amounts of sulphides; and auriferous quartz veins with minor chalcopyrite. Most of the Cu-Au deposits are localized in SE trending ductile shear zones and are within meta-anorthosite and gabbroic hosts.

iv.	Work History

As of the date of 10k filing date, no work had been done on either of the Abitibi Quebec properties and no information was known about the previous work history

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

v.	Physical condition of plant, equipment etc.

There is no plant, equipment or subsurface workings on either property

vi.	Description of equipment, infrastructure and/or other facilities

There is no equipment, infrastructure or facilities on either property.

vii.	Current state of exploration

In October of 2007 a group of Quebec professionals managed by Diagnos Inc were contracted to carry out a three phase exploration program which includes data compilation, general prospecting, geophysics and drilling. The three phases are scheduled to be completed by the forth quarter of 2008.

viii.	Total costs incurred

US$ 35,000.00 per property or US$ 70,000 total was spent to secure the properties from Diagnos. Approximately US$17,000.00 was spent in mid 2Q of 2007 on property visits and preliminary prospecting and additional US$ 63,700.00 was spent to exploration contractors in Q4 of 2007. Total to date spent on the Quebec properties is approximately US$150,700.00

ix.	Source of water and power

The Malartic Surimau property is crossed by the local power grid and contains large swampy areas indicative of abundant available water.

The Lac a l’Jaune property has power lines running along its border and contains multiple swamps, ponds, and lakes

x.	Neither the Lac a l’Jaune or Malartic Surimau property contain known mineral resources or reserves and any proposed work will be exploratory in nature.

b.	Dun Glen Gold Project, Nevada USA

i.	Location and access

The Dun Glen property is located in the historic Sierra mining district on the west flank of the East Range in northern Pershing County, Nevada.  It lies approximately 25 miles southwest of Winnemucca and 21 miles north of the Florida Canyon Mine and can be accessed by 2X4 vehicle from U.S. Interstate 80 by a county-maintained 8-mile long dirt road.

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ii.	Property Title

During the term of the agreement, the Company has the option to purchase 86% of the claims for $5,000 upon delivery of a copy of an approved mine plan of operations or a final feasibility study approved by the Company’s management.  The seller will retain a 3% Net Smelter Return (“NSR”) royalty of which up to 2 percentage points may be purchased by the Company for $1,000,000 per percentage point.  NSR is generally defined as the gross value of the metals less the costs of smelting, refining and transportation.  The Company also has the option to purchase the remaining two claim blocks (or 14% of the claims) for $250,000 per block at any time during the term of the agreements.  Both the sellers will retain a 3% NSR royalty on production from their respective claim block, of which up to 2 percentage points may be purchased by the Company for $875,000 per percentage point.  The Company will maintain all of the claims referenced within the agreement in good standing during the lease period.  The Company may terminate the lease at any time upon 60 days notice.

To retain and maintain claim status, the company must pay claims maintenance fees of US$11,750.00 and filing fees of US$ 803.00 annually.

iii.	Geologic setting and mineralization

Published mapping (Johnson, 1977), which has been used as an historical reference, shows a northeast striking west dipping sequence of Triassic rocks.  From bottom to top this includes the Koipato Group, Natchez Pass Formation, and Grass Valley Formation.  Major northeast trending faults and minor thrust faults are also shown.

Four prospective vein zone areas occur in the 10,000 foot long vein corridor within the Weaver Rhyolite member of the Koipato Group.  Three of these zones contain the Monroe-White Rock, Black Hole, and Auld Lang Syne-Golden Bell historic, gold-producing mines. The mesothermal-type veins are characterized by white milky quartz, with multistage silicification, brecciation, iron staining, and open space growth of quartz crystals.  Exposures in caved stopes and adits show the veins range up to 8 feet wide.  Some veins have clay along the footwall or hanging wall.  The margins of mafic dikes commonly control some individual veins.

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The vein zone strikes range from north-south to slightly east of north.  Dips are typically steeply northeast to vertical.  Mineralization has historically been restricted to the quartz veins and included free gold, silver, galena, and sphalerite.  These zones contain individual veins up to 2,000 feet long and up to 8 feet wide with numerous intersecting and anastamosing subsidiary veins.  Exposed vertical extent is at least 600 feet from exposures on the tops of ridges to the bottom of the known workings at the valley bottoms.  Producing mesothermal-type gold veins in other districts in the world have vertical extents measured in thousands of feet.

Surface sampling of outcrops, dumps, and prospects throughout the district identified the extensive quartz veining stretching from southwest of the Monroe-White Rock Zone to the Auld Lang Syne/Golden Bell on the north.

iv.	Work History

Historic gold production within the Sierra district was recorded at 50,000 to 75,000 ounces lode gold and over 200,000 ounces of placer gold.  Mineral records indicate the most productive mines were the Auld Lang Syne, Black Hole, Monroe, and Auburn.  Historic mining never extended below the water table.  The Dun Glen Project covers the Auld Lang Syne, Black Hole, and Monroe. Previous modern exploration was conducted by Franco-Nevada Mining Corp. which subsequently merged with Newmont Mining, and five reverse-circulation holes were drilled to fulfill the contractual obligation of the merger.  Due to equipment-related logistical drilling problems only one hole was able to drill the edge of the vein-zone it targeted.  Exploration work consisting of detailed geologic mapping and surface rock sampling has also been conducted by Minterra Resource Corp. and Golden Patriot Corp.

In 2006 The Company conducted additional geologic mapping and sampling comprised of approximately 1,400 rock, soil, and trench samples across the project area.  A 200 line kilometer ground magnetic geophysical survey was conducted to delineate the structural setting.  A four hole, 3,600 foot HQ diamond core drilling program was completed in the 4th Quarter of 2006 to test targets beneath the historic surface mine workings.  Three of four holes intersected significant precious metal mineralization including five-foot assay intervals of 2.73, 1.23, 3.18, 1.77, 1.25, 0.94, 0.98, 2.21, and 1.87 grams per ton gold.  Several of these intervals fell within broader mineralized halos including 155 feet grading 0.34 grams weighted average per ton and 75 feet grading 0.45 grams weighted average per ton gold.  Significant silver was also intersected including five-foot assay intervals of 20.1, 26.5, 23.5, and 24.7 grams per ton (a complete table of all drill results will be attached to any amended 10K).

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

The Company has identified gold occurrences on the property, but has not yet defined any reserves.

v.	Physical condition of plant, equipment etc.

Only foundation remnants of the early 1900’s mining operations remain on the property. All equipment as been removed and underground workings are not generally accessible.

vi.	Description of equipment, infrastructure and/or other facilities

Only foundation remnants of the early 1900’s mining operations remain on the property. No other facilities or equipment are present.

vii.	Current state of exploration

No exploration is currently taking place at Dun Glen

viii.	Total costs incurred

As of the filing date total costs incurred were approximately US$ 750,000.00 in exploration, US$ 67,500.00 in advance royalties, and US$ 12,553.00 in claims maintenance costs. (Total US$ 830,053.00)

ix.	Source of water and power

Not known at this time

x.	The Dun Glen property does not have any known mineral reserves and any proposed work will continue to be exploratory in nature.

c.	La Josefina, Santa Cruz Province Argentina[1]

i.	Location and access

The La Josefina Project is located in the north-central part of Santa Cruz Province, the southernmost of the several Argentine provinces comprising a vast, sparsely-populated, steppe-like region of southern South America known as Patagonia (Figure 1). The nearest town to the project is Gobernador Gregores (population 2,500), about 110 kilometers southwest, and the nearest Atlantic coastal town is Puerto San Julián (population 6,200), 190 kilometers southeast. The project is reached by driving east from Gobernador Gregores for 40 km on gravel Provincial Road 25 – or west from Puerto San Julián for 170 km on the same road – and then north on gravel Provincial Road 12 for 110 km. Provincial Road 12 crosses the edge of the project and continues another 240 kilometers north to the oil town of Pico Truncado (population 15,000) in the northeastern part of the province. The provincial roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery to impassable for short periods when wet. Gobernador Gregores and Puerto San Julián are both served by weekly “commuter” flights to/from Comodoro Rivadavia (population 137,000), an important industrial center and port city, 428 kilometers north of Puerto San Julián via paved highway Ruta 3. Comodoro Rivadavia serves as the region’s major supply center for the booming petroleum and mining industries and is served by several airline flights daily to Buenos Aires and other major cities in Argentina. Ruta 3, Argentina’s major coastal highway, runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.
___________________________
1 Portions of our response regarding the La Josefina property are from a technical report commissioned by us in 2007.

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ii.	Geologic setting and mineralization

The La Josefina Project is located near the center of a large non-deformed stable platform known as the Deseado Massif, which covers an area of approximately 100,000 square kilometers in the northern third of Santa Cruz Province (Figure 3 & Appendix 1). The Deseado Massif is a virtual twin of the Somun Cura Massif encompassing parts of the adjacent provinces to the north. The two massifs are major metallotectonic features of the Patagonia region and represent the products of massive continental volcanism formed in the wake of extensional rifting caused by the breakup of the South American and African continents in Jurassic time.

The Deseado Massif is dominated by felsic volcanic and volcaniclastic rock units belonging to a few major regional sequences deposited in middle- to late-Jurassic time. The rocks are broken into a series of regional fractures that probably represent reactivated basement fracture zones. Faults active during the period of intense Jurassic extension and volcanism trend mostly NNWSSE and form a series of grabens, half-grabens and horst blocks which are tilted slightly to the east. Since Jurassic time, the rocks have been cut by normal faults of several different orientations, mainly NW-SE and ENE-WSW but have undergone only a moderate amount of compression. In general, the Jurassic rocks remain relatively undeformed and generally flat to gently dipping, except locally where close to faults, volcanic domes or similar features.

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The geology of the La Josefina Project Area has been mapped in detail by Moreira (2005). The project geology is essentially a scaled version of the Deseado Massif geology described above. Specifically:

•	The project area is dominated by Jurassic-age rhyolitic volcanic units belonging to the Chon Aike Formation
•	There is one inlier of metamorphic basement rocks belonging to the Paleozoic age La Modesta Formation;
•	There are several small inliers of andesitic volcanics belonging to the Bajo Pobre Formation which is slightly older than the Chon Aike;
•	About half of the area is covered by thin Quaternary basalt flows (the dark areas in Figure 5 and Appendix 2); and
•	The project is crossed by a number of conjugate NNW-SSE and NE-SW sets of strong fault lineaments which are similar to those occurring throughout the Deseado Massif region.

Missing (or perhaps unrecognized?) are the Jurassic-age sedimentary and volcaniclastic units of the Roca Blanca and La Matilde formations which are present at many other places in the region. Rhyolitic ignimbrites, lavas and tuffs of the Chon Aike Formation are intermittently exposed over about half of the La Josefina Project area with the remainder of the area largely concealed beneath the veneer of Quaternary basalts. Moreira (2005) subdivided the Chon Aike of the project area into nine members, each representing a separate volcanic event with generally similar sequences consisting of basal surge breccia followed by pyroclastic flows (ignimbrites), ash-fall tuffs and finally by re-worked volcaniclastic detritus. According to Moreira, the volcanism responsible for these nine episodic eruptions reached its climax over a relatively short 4-million year period in upper Jurassic time and is responsible for epithermal events that emplaced the gold-silver mineralization found in the La Josefina Project Area.

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Nearly all of the hundreds of gold-silver±base metals occurrences in the Deseado Massif region of southern Argentina are categorized as “low-sulfidation type epithermal vein deposits.” “Epithermal” deposits are high-level hydrothermal systems which usually form within one kilometer of the surface at relatively low temperatures, generally in the range of 50°C to 200°C. They often represent deeper parts of fossil geothermal systems with some forming hot-springs at or near the surface. The modifier “low-sulfidation” denotes a variety of epithermal deposits characteristically deficient in sulfide minerals and often called “quartz-adularia” vein systems after the two most common gangue (non-valuable) minerals in the veins. They are also sometimes known as “bonanza Au-Ag” because these deposits include many of the world’s most famous bonanza-grade gold and/or silver ore bodies. Well-known examples include Comstock (Nevada, USA), McLaughlin (California, USA), Creede (Colorado, USA), Ladolam (Lihir, Papua New Guinea), El Peñon (Chile), Guanajuato (Mexico), Hishikari (Japan) and – in the Deseado Massif region of Argentina – Mina Martha and Cerro Vanguardia. The many low-sulfidation epithermal occurrences of the Deseado Massif are products of episodic rhyolitic volcanism spread widely over a 50-million year time period and a 100,000 square kilometer area. Despite differences in space and time, they are all remarkably similar in style and origin and they closely fit the classic low-sulfidation epithermal vein model. The region’s premier deposit example and flagship operation is the Cerro Vanguardia mine, operated jointly by AngloGold Ashanti and Fomicruz S.E. Opened in 1998, the mine has produced continuously at the approximate rate of 250,000 ounces gold and 2.5 million ounces silver per year at average cash costs of US$133 to US$232 per ounce of gold (AngloGold Annual Reports, 2001-2006). The deposits are fissure vein systems localized by structures, often a meter or more wide and hundreds of meters to several kilometers long. They are comprised of quartz veins, stockworks and breccias that carry gold, silver, electrum and some sulfides, mainly pyrite, with variable, but usually small, amounts of base metal sulfides. The richest mineralization commonly occurs in dilational zones caused by structural irregularities along or down the vein. The thickening and thinning along and down the structure, often referred to as “pinch-and-swell,” is responsible for rod-like high-grade ore shoots – “bonanzas” – that are hallmarks of these systems.

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iii.	Work History

In 1975, the first occurrence of metals known in the La Josefina area was publicly mentioned by the Patagonia delegation of the National Ministry of Mining who reported the presence of an old lead-zinc mine in veins very near Estancia La Josefina (Viera and Marquez, 1975). This received no further attention until 1994 when a research project by the Institute of Mineral Resources of the UNLP and the geology department of the University of Patagonia San Juan Bosco examined the occurrence. The investigation corroborated not only the presence of base metals (197 to 377 ppm Cu, 972 to 2549 ppm Pb, and 308 to 569 ppm Zn) but also found significant amounts of previously unknown precious metals (1 to 3 g/t Au and 5 to 21 g/t Ag). In 1994, immediately after the La Josefina gold-silver discovery, Fomicruz S.E. claimed the area as a Provincial Mineral Reserve and subsequently explored the project in collaboration with the Instituto de Recursos Minerales (INREMI) of La Plata University. The geology and alteration of the project area was mapped at a scale of 1:20,000, mineralized structures and zones of sinter were mapped at 1:2,500, trenches across the structures were continuously sampled and mapped at scales of 1:100 and ground geophysical surveys consisting of 6,000 m of IP resistivity and 5,750 meters of magnetic surveys were completed over sectors of greatest interest (INREMI, 1996). In 1998, after four years of exploring and advancing interest in the project, Fomicruz offered La Josefina for public bidding by international mining companies. In accordance with provincial law, the winner would continue exploring the project to earn the right to share production with Formicruz of any commercial discoveries. The bid was awarded to Minamérica S. A., a small private Argentine mining company. Minamérica dug a limited number of new trenches, initiated a program of systematic surface geochemical sampling, completed several new IP-Resistivity geophysical survey lines and drilled the first exploration holes on the project – 12 diamond core holes (HQ-size, 63.5mm diameter) totaling 800 meters in length. The results of this effort, as summarized in the Drilling chapter of this Technical report, were relatively encouraging but Minamérica nevertheless abandoned the project a year later in 1999. In 2000, Fomicruz resumed exploration of the project and continued their efforts until 2006. Pits were dug to bedrock on 100-meter grids over some of the target areas, 3,900 meters of new trenches were dug and sampled, more than 8,000 float, soil and outcrop samples were collected for geochemical analyses, some new IP-Resistivity surveys were completed under contract to Quantec Geophysical Co., and 59 diamond core holes (total 3,680 metes) were drilled to average shallow depth below surface of 55 meters. Of these holes, 37 were NQ-size core (47.6mm diameter) and 22 were HQ-size core (63.5mm). The results of the drilling are summarized in the Drilling chapter of this report. Fomicruz reports spending more than US$2.8 million in exploring and improving infrastructure on the La Josefina Project from 1994 to 2006. In late-2006, the La Josefina Project was again opened to international bidding and in May, 2007, Cerro Cazador S.A., the Argentine subsidiary of HuntMountain Resources, Inc., was awarded the right to explore the project. Details of this agreement are summarized in the previous Property Description and Location chapter of this Technical report.

The Company has identified gold occurrences on the property, but has not yet defined any reserves..

iv.	Physical condition of plant, equipment etc.

There is no plant, or equipment at La Josefina

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v.	Description of equipment, infrastructure and/or other facilities

Infrastructure present on the project include an old ranch house and several out-buildings that are currently being used and camp headquarters and core storage facilities

vi.	Current state of exploration

Currently we have 18 staff members working at La Josefina. Activities include surface mapping and channel sampling, a 100+ line kilometer geophysical survey, and HQ diamond core drill program in progress

vii.	Total costs incurred

Currently we have spent approximately 1.7 million US$ on exploration, camp improvements, claims maintenance and surface acquisition at La Josefina

viii.	Source of water and power

Not known at this time

ix.	The La Josefina property does not have any known mineral reserves and any proposed work will continue to be exploratory in nature.

d.	Bajo Pobre, Santa Cruz Province Argentina

i.	Location and access

Bajo Pobre Property is located in north-central Santa Cruz province near 47 18’ 04” south latitude and 69 11’ 28” west longitude, 90 kilometers south of the town of Las Heras. It can be accessed by driving west from Las Heras on provincial route 43 for 53 kilometers then south on route 39 for 85 kilometers crossing estancias Laguna grande, El Mirasol, La Herradura and Cumbres Blancas. From there, turning south-east on the access road to Estancia Santa Cruz and traveling an additional 82 kilometers to the property boundary. The total distance of 220 kilometers can be traveled in the summer by 2X4 and normally in the winter by 4X4.

ii.	Geologic setting and mineralization

The geology of the area is dominated by Jurassic-aged, volcanic rocks of the Bajo Pobré formation.   Mineralization is characterized as epithermal in nature, comprised of numerous zones of quartz veining, vein breccias, and stock works with a cumulative strike length of more than 9 kilometers. Individual veins range from 0.5 meters to 6 meters in width

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iii.	Work History

The property was discovered in 1970 and has been worked intermittently by several government entities and private companies.   Serious exploration began in the 1990’s with geologic mapping and surface sampling.   Assays from this sampling yielded values up to 40 grams per ton gold. Drill targets identified from surface sampling were augmented in 2002 with additional targets derived from a geophysical survey.   In 2003 and 2004, the property saw a limited amount of exploration drilling which tested a small portion of these targets.

The Company has identified gold occurrences on the property, but has not yet defined any reserves.

iv.	Physical condition of plant, equipment etc.

There is no plant, or equipment at Bajo Pobre

v.	Description of equipment, infrastructure and/or other facilities

Infrastructure present on the project includes an old ranch house and several out-buildings.

vi.	Current state of exploration

Currently no exploration is taking place at Bajo Pobre

vii.	Total costs incurred

Approximately US$ 60,000 as been spent to date on Bajo Pobre for lease payments and claims maintenance.

viii.	Source of water and power

Not known at this time

ix.	The Bajo Pobre property does not have any known mineral reserves and any proposed work will continue to be exploratory in nature.

e.	El Gateado, Santa Cruz Province Argentina

i.	Location and access

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The “ El Gateado ” property is located 160 kilometers NW of Puerto San Julian and 120 kilometers NE of Gobernador Gregores . The project is reached by driving east from Gobernador Gregores for 40 km on gravel Provincial Road 25 – or west from Puerto San Julián for 170 km on the same road – and then north on gravel Provincial Road 12 for 110 km. Provincial Road 12 crosses the edge of the project at this point.

ii.	Geologic setting and mineralization

The geology of the area is dominated by Jurassic-aged, volcanic rocks of the Bajo Pobré formation. Mineralization is characterized as epithermal in nature, comprised of numerous zones of quartz veining, vein breccias, and stock works with a cumulative strike length of more than 9 kilometers. Individual veins range from 0.5 meters to 6 meters in width.

iii.	Work History

Field reconnaissance work began in February 2006 with the completion of a topographic survey, base map generation, and a staked grid. Detailed geologic mapping and outcrop channel sampling were completed for drill target identification. In late 2006, a 1,500 meter diamond core drilling program was initiated on identified targets and completed in early 2007.

The Company has identified gold occurrences on the property, but has not yet defined any reserves.

iv.	Physical condition of plant, equipment etc.

There is no plant, or equipment at El Gateado

v.	Description of equipment, infrastructure and/or other facilities

There is no equipment, facilities or infrastructure present at El Gateado

vi.	Current state of exploration

At this time no exploration is taking place at El Gateado

vii.	Total costs incurred

A total of approximately US$ 760,000.00 as been spent on El Gateado to date for property acquisition, general prospecting and HQ diamond core drilling.

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viii.	Source of water and power

Not known at this time

ix.	The El Gateado property does not have any known mineral reserves and any proposed work will continue to be exploratory in nature.

f.	El Overo, El Alizan and El Tordillo, Santa Cruz Province Argentina

(NOT MATERIAL)

5.	La Josefina Resource Disclosure:

a.	All references to the La Josefina resource will be removed

6.	Disclosure of grades:

a.	La Josefina,El Gateado and Dun Glen

i.	All intervals containing more than one assay will be reported as a weighted average

ii.	All reporting of grab or dump samples will be eliminated

iii.	Highest or best drill assay reporting will be eliminated and replaced by tables reporting all drill assays

iv.	All grades reported as “up to” or “as high as” or “as much as” or “ranging from” will be eliminated.

v.	All statements containing grade and/or sample-width ranges will be eliminated

vi.	Aggregated sample values from related locations will be reported as weighted averages of the lengths of the samples.

vii.	Tables will be used whenever possible to report sample and drill data.

viii.	Disclosure of soil samples will be reported as a weighted average over a defined area.

ix.	No single soil sample values will be reported

x.	All ppb values will be converted to ppm values for reporting purposes

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xi.	All optimistic descriptive adjectives will be removed from reporting text.

7.	Bajo Pobre Property:

a.	Legal Framework of cateos and pertinencia mining concessions(applicable to all HNTM Argentine holdings):

Minerals are owned by the provinces, even when they are generally regulated by the national Mining Code. The Mining Code establishes that private property of mines is determined by legal concession.

The provinces can impose a maximum 3% mine-mouth royalty on mineral production. In the case of Santa Cruz Province, if most of the mining processes are performed in the state, coming at the end with a dore bar as the final product, the mine-mouth royalty can drop to 1%.

In addition, on 1993, the Congress approved “The Mining Investment Law” which covers all the mining stages: prospecting, exploration, extraction, milling, leaching and smelting, when this industrialization is performed by the same economic unit in the region of origin of the mineral. Mining companies needs to file a paper work to the National Mining Office in order to get an official certificate which gives several advantages. This document affords 30 years of tax stability on new mines development as well as attractive capital investment depreciation rights, advantages on provincial and municipal taxes, deduction of 100% on income taxes for the cost of investment done during prospecting and exploration studies, a special regime for amortizing investment in infrastructure machinery and equipment, exemption from income tax of profits resulting from mines and mineral rights; and certain import and export benefits alleviating taxes. By virtue of a well established mining code, new mine developments can claim a five-year federal tax holiday on production income.

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Exploration stages:

a) Cateos: The first step in acquiring mining rights is filing a cateo, which gives exclusive prospecting rights for the requested area for a period of time, according with the size of the obtained surface.  Maximum size of each cateo is 10,000 hectares, which gives one thousands days to explore the area. A maximum of 20 cateos can be held by a single entity (individual or company) in any one province.

b) Manifestation of Discoveries: The holder of a cateo has exclusive right to establish a Manifestation of Discovery (MD) on that cateo, but MD´s can also be set without a cateo on any land not covered by someone else´s cateo. MD´s are filed as either a vein or a disseminated discovery. A square protection zone can be declared around the discovery – up to 840 hectares for a vein MD or up to 7,000 hectares for a disseminated MD. The protection zone grants the discoverer exclusive rights for an indefinite period, during which the discoverer must provide an annual report presenting a program of exploration work and investments related to the protection zone.

C) Minas (Mining claims): An MD can later be upgraded to a Mina (mine claim), which gives the holder the right to begin commercial extraction of minerals.

A period not less than sixty (60) days must elapse between the publication of the expiration of the time for exclusive exploration rights belonging to a person and the request of a Cateo by other person (Article 28, amended by Law 22259). During this period of 60 days (as amended by Law 24468), it is allowed that the owner of the Cateo makes its Manifestation of Discoveries. An additional period to make the required “formal work” up to 150 days is obtained and the exploration area is reduced to 70 zones or mining claims of 6 hectares each for vein type deposits or 35 zones of mining claims of 100 hectares each for disseminated type deposits.

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Actually, the final time resulting is longer, because of the time required by established procedures to do the required “formal work” and the required “legal survey”.

The Mines Notary is the officer attesting in the discovery statement to the delivery date and hour, certifying after the Mining Authorities fin out whether there is or not another petition in the zone. The certification is made after the Graphic Department verifies on a map the location of the announced discovery.

When the permission has been granted, the claims are to be defined.  Once the discovery has been verified and the mine deposit confirmed, the petitioner will request the formal concession for the mine.

The explorer must compensate the surface owner for any damage incurred during the exploration activities. The surface owner can demand a previous amount of money as a compensation value.

Mining Property:

The mine concession is unlimited in time, and only ends when the exploitation ceases. It can be transferred by any of the means used for transfers of common property, and as in common real state, mining properties is subject to mortgages.

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The payment of an annual Lease or Mining Right of $80 (Argentinean pesos) for each claim in vein deposit and of $800 (Argentinean pesos) for each disseminated deposit, is required. The lease must be paid in advance and in two equal semi-annual instalments (June 30 and December 31).

The miner shall have to invest in the mine equipment, camps, building, roads, power plants, within the term of 5 years (Art 273) for a minimum amount of 500 times the annual Lease.

Provinces that decide to collect royalties may not receive a percentage exceeding three per cent over the “mine’s exit value” of the extracted ore.

b.	History of Bajo Pobre Claims

i.
Mineral rights to the Bajo Pobre project were originally applied for and granted to FK Minera prior to 1990. In 1994 agents for FK Minera filed a “Manifestation of Discovery” over the cateo designated “M.D. Johana Belen 409162/S/94” This M.D. was then covered with 32 mining claims or “minas” (pertinencias) In 2003 two additional M.D.’s were filed and granted to FK Minera under the designations “VIVA LA VIDA 406665/DPM/03” and  “MI SUENO 406.666/DPM/03” these M.D.’s were later covered by 62 “minas”

8.	Exploration Plans:

a.	La Josefina,

i.
Geologic Justification for la Josefina exploration (applicable to all Argentine properties); the property lies on an established trend of known mineralization; contains rock types and structural settings known to host precious metal occurrences; exhibits landsat-indicated alteration consistent with other known mineral occurrences; has anomalous surface geochemistry established by industry standard sampling and assaying methodology; In addition La Josefina has an exploration history which has shown the properties potential to host economic precious metal deposits.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

ii.	Exploration timetable and budget breakdown: see attached spread sheet

iii.
Phased Program; Four exploration phases are planned for La Josefina over a five-calendar year period beginning in September of 2007 through December of 2012. Phases 1 and 2 will consist primarily of resource identification and delineation drilling. Phase 3 and 4 will be totally dependant on the results from previous phases and will likely include a combination of drilling and feasibility related tasks.

iv.	Funding: funding of exploration activities will be dependant on the company’s ability to attain additional equity financing.

v.	La Josefina exploration will be carried out by the company’s staff and consultants which include professional registered argentine geologists. A complete list is as follows;

Lic. Danilo Patricio Silva, General Manager
Cdor. Raúl Bonfada, Director Suplente, Administration Buenos Aires
Lic. Jorge Washington Garay, Geologist, Project Manager
Lic. Jorge Ernesto Gíudici, Senior Geologist
Cdor. Sergio Daniel Pezzino, Administrative & Logistical Manager
Lic. José Eduardo Bustos, Geologist
Lic. Marcelo Roberto Ghidini, Geologist
Lic. Matías Albarracín, Geologist
Sr. Daniel Del Castillo, Date Base, drafting and Computers Manager
Sr. Marcelo Rodrigo Vázquez, Operative Chief
Sr. Fernando Prestinoni, Chief maintenance
Sr. Luis Arroyo, Senior prospector
Mr. Darío Orlando Reuque, technician
Mr. Marcos Antonio Torres, technician
Mr. Denis Ubaldo Cayunao, technician
Mr. Oscar Pilquil, technician

Danilo Silva and Matthew Hughes form the core of HuntMountain’s technical / exploration management team. They have known each other and worked together for more than 12 years. They have spent ten years conducting precious-metals exploration in Santa Cruz Province Argentina. During that time they performed all aspects of exploration and individually and/or collaboratively discovered numerous precious metal occurrences.

Matthew J. Hughes, Executive Vice President and C.O.O. is a geologist with eighteen years of experience in the discovery, exploration and mining of precious metals in the United States, Argentina, China, Brazil and Uzbekistan. He was directly responsible for the discovery of the producing “Mina Martha” silver lode in Santa Cruz, Argentina.  He has worked as the Chief Geologist and project manager for Mundoro Mining, Inc. where he led the exploration and development of the nine million ounce “Maoling” gold deposit, thought to be the largest undeveloped gold deposit in China.  He served as Senior Exploration Geologist and consultant for Yamana Resources, Minas Buenaventura, and Silver Standard Resources.  Mr. Hughes has been the Vice President of Exploration for Platero Resources, Chief Mine Geologist for Kinross Candelaria Mining Co. and Exploration Geologist for NERCO Exploration and Atlas Precious Metals.  He received his Bachelor of Science degree in geology from the University of Oregon.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

Danilo Silva, General Manager of South American Operations, also serves as the President of our wholly-owned Argentine subsidiary, Cerro Cazador, S.A.   He has over 18 years of experience in the natural resources industry, including over 11 years as a geologist in base and precious metal mining exploration.  Mr. Silva has served as Senior Geologist and Project Manager for Yamana Resources and Compania Minera Polimet, as Senior Geologist and country manager for Buenaventura, and as General Manager for Platero Resources.  Mr. Silva has also served as a consulting geologist for several companies, including Placer Dome and Hidefield Gold.  Mr. Silva holds a degree in Geological Science from the National University at Bahia Blanca in Argentina.

b.	Bajo Pobre,

i.
Geologic Justification for Bajo Pobre exploration (applicable to all Argentine properties); the property lies on an established trend of known mineralization; contains rock types and structural settings known to host precious metal occurrences; exhibits landsat-indicated alteration consistent with other known mineral occurrences; has anomalous surface geochemistry established by industry standard sampling and assaying methodology

ii.	Exploration timetable and budget breakdown: see attached spread sheet

iii.	Phased Program; Dependant on initial exploration results

iv.	Funding: funding of exploration activities will be dependant on the company’s ability to attain additional equity financing.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

v.	Bajo Pobre exploration will be carried out by the company’s Argentine staff and consultants who include professional registered geologists. A complete list is as follows;

Lic. Danilo Patricio Silva, General Manager
Cdor. Raúl Bonfada, Director Suplente, Administration Buenos Aires
Lic. Jorge Washington Garay, Geologist, Project Manager
Lic. Jorge Ernesto Gíudici, Senior Geologist
Cdor. Sergio Daniel Pezzino, Administrative & Logistical Manager
Lic. José Eduardo Bustos, Geologist
Lic. Marcelo Roberto Ghidini, Geologist
Lic. Matías Albarracín, Geologist
Sr. Daniel Del Castillo, Date Base, drafting and Computers Manager
Sr. Marcelo Rodrigo Vázquez, Operative Chief
Sr. Fernando Prestinoni, Chief maintenance
Sr. Luis Arroyo, Senior prospector
Mr. Darío Orlando Reuque, technician
Mr. Marcos Antonio Torres, technician
Mr. Denis Ubaldo Cayunao, technician
Mr. Oscar Pilquil, technician

Danilo Silva and Matthew Hughes form the core of HuntMountain’s technical / exploration management team. They have known each other and worked together for more than 12 years. They have spent ten years conducting precious-metals exploration in Santa Cruz Province Argentina. During that time they performed all aspects of exploration and individually and/or collaboratively discovered numerous precious metal occurrences.

Matthew J. Hughes, Executive. Vice President and C.O.O. is a geologist with eighteen years of experience in the discovery, exploration and mining of precious metals in the United States, Argentina, China, Brazil and Uzbekistan. He was directly responsible for the discovery of the producing “Mina Martha” silver lode in Santa Cruz, Argentina.  He has worked as the Chief Geologist and project manager for Mundoro Mining, Inc. where he led the exploration and development of the nine million ounce “Maoling” gold deposit, thought to be the largest undeveloped gold deposit in China.  He served as Senior Exploration Geologist and consultant for Yamana Resources, Minas Buenaventura, and Silver Standard Resources.  Mr. Hughes has been the Vice President of Exploration for Platero Resources, Chief Mine Geologist for Kinross Candelaria Mining Co. and Exploration Geologist for NERCO Exploration and Atlas Precious Metals.  He received his Bachelor of Science degree in geology from the University of Oregon.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

Danilo Silva, General Manager of South American Operations, also serves as the President of our wholly-owned Argentine subsidiary, Cerro Cazador, S.A.   He has over 18 years of experience in the natural resources industry, including over 11 years as a geologist in base and precious metal mining exploration.  Mr. Silva has served as Senior Geologist and Project Manager for Yamana Resources and Compania Minera Polimet, as Senior Geologist and country manager for Buenaventura, and as General Manager for Platero Resources.  Mr. Silva has also served as a consulting geologist for several companies, including Placer Dome and Hidefield Gold.  Mr. Silva holds a degree in Geological Science from the National University at Bahia Blanca in Argentina.

c.	Dun Glen Nevada, USA

i.
Geologic Justification for Dun Glen exploration: Dun Glen is located on an established trend known to host many economic precious metal deposits; the geologic setting at Dun Glen is very similar to that of several known precious metal deposits including Florida Canyon and Spring Valley. Dun Glen fall within the historic “Sierra Mining District” which reported more than 250,000 ounces of gold production from both hard-rock and placer sources.

ii.	Exploration timetable and budget breakdown: No Exploration is planned at this time

iii.	Phased Program; N/A

iv.	Funding: future funding of exploration activities will be dependant on the company’s ability to attain additional equity financing.

v.	Dun Glen exploration will be carried out by Matthew Hughes with the aid of contract professionals.

Matthew J. Hughes, Executive. Vice President and C.O.O. is a geologist with eighteen years of experience in the discovery, exploration and mining of precious metals in the United States, Argentina, China, Brazil and Uzbekistan. He was directly responsible for the discovery of the producing “Mina Martha” silver lode in Santa Cruz, Argentina.  He has worked as the Chief Geologist and project manager for Mundoro Mining, Inc. where he led the exploration and development of the nine million ounce “Maoling” gold deposit, thought to be the largest undeveloped gold deposit in China.  He served as Senior Exploration Geologist and consultant for Yamana Resources, Minas Buenaventura, and Silver Standard Resources.  Mr. Hughes has been the Vice President of Exploration for Platero Resources, Chief Mine Geologist for Kinross Candelaria Mining Co. and Exploration Geologist for NERCO Exploration and Atlas Precious Metals.  He received his Bachelor of Science degree in geology from the University of Oregon.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

d.	Abitibi Quebec, Canada

i.	Geologic Justification for Abitibi Quebec: the Abitibi property’s lie along an established mining trend that has produced more than 180,000,000 million ounces of gold.

ii.	Exploration timetable and budget breakdown: see attached exploration plan and budget

iii.	Phased Program; see attached

iv.	Funding: future funding of exploration activities will be dependant on the company’s ability to attain additional equity financing.

v.	Abitibi exploration will be carried out by DIAGNOS INC. references attached

9.	Financial Statements:

i.
The terms “develop”, “development” and “production” will be removed prospectively from the financial statements for the period ended December 31, 2007 , including head and footnotes and replaced as needed by “explore or exploration”

In connection with responding to the staff’s comments, the Company acknowledges that:

∙	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

∙	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

Please do not hesitate to contact me if you require more information.

Sincerely,

HuntMountain Resources

By
________________________
Matt Hughes
Chief Operating Officer

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

QUEBEC
LAC A L'EAU JAUNE
SURIMAU
Quebec City
Montreal
ONTARIO
NEW BRUNSWICK
NOVA SCOTIA
LABRADOR
Hudson Bay
Labrador Sea
CHEVRIER DEPOSIT
LAC A L'EAU JAUNE
* property package = 19 claims
* each claim = 135.85 acres
* total area = 2581.15 acres
0 1 2
km
N
30km
ROUYN-NORANDA
CADILLAC
117
VAL D'OR
15km
MALARTIC
MALARTIC SURIMAU
PROJECT
km
N

EXPLANATION:

- ground under claim by other companies
- access roads
- lakes and wetlands
- drainages

HUNT MOUNTAIN RESOURCES

MALARTIC SURIMAU AND LAC A L'EAU JAUNE LOCATIO MAP; QUEBEC CANADA

DRFT BY: MATT HUGHES	DATE: JANUARY 5, 2008

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

DUN GLEN GOLD-SILVER PROJECT; PERSHING CO. NEVADA

AULD LANG SYNE MINE
(ABANDON)
GOLD BUG MINE
(ABANDON)
DUN GLEN CANYON ROAD
I 80 EIGHT MILES
BLACK HOLE MINE
(ABANDON)
MONROE MINE
(ABANDON)
DUN GLEN PLACERS
HUNTMOUNTAIN
CLAIM BLOCK
PLACERS

Sleeper
95
Getchell
Twin Creeks
Pinson/Preble
Hycroft
49
I 80
Adelaide Crown
Dun Glen Project
I 80
Florida Canyon
Phoenix Complex
Spring Valley
Rochester
Cove McCoy
I 80
Neighboring Gold Deposits
Miles
0 5 10 20 30

HUNTMOUNTAIN
RESOURCES

DUN GLEN LOCATION MAP: PERSHING CO. NEVADA	
DRFT BY: MATT HUGHES	DATE: JANUARY 5, 2008

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

THE DEASEADO MASSIF OF SANTA CRUZ PROVINCE ARGENTINA

PERITO MORENO
LAS HERAS
CALETA OLIVIA
PICO TRUNCADO
FITZ ROY
43
R. Deseado
12
3
71W
47S
30
40
1 MIL+ OZ AU EQ
1 MIL+ OZ AU EQ
0.5 MIL+ OZ AU EQ
BAJO POBRE
EL TORDILLO
EL ALAZAN
EL OVERO
LA JOSEFINA
EL GATEADO
73
EL LARUNO
0.5 MIL+ OZ AU EQ
TRES CERROS
CHILE
5 MIL+ OZ AU EQ
GDOR GREGORES
1 MIL+ OZ AU EQ
49S
68W
R. Chico
25
ATLANTIC OCEAN
N
0
100
KILOMETERS
PTO SAN JULIAN
HUNTMOUNTAIN / CERRO CAZADOR PROPERTY POSITIONS
HIDEFIELD PROPERTY POSITIONS
PROPERTY POSITIONS
KNOWN PRECIOUS METAL OCCURANCES
PRODUCING GOLD / SILVER MINES
HUNTMOUNTAIN
MATT HUGHES JANUARY 2000

1611 N Molter Road, Suite 201    Liberty Lake, WA 99019    509-892-5287 Tel    509-892-5318 Fax    www.huntmountain.com

CERRO CAZADOR S.A.

EXPENDITURE BUDGET SUMMARY
Argentina											DRAFT

Financial Year 2007
									Year 2007		Year 2008				All amounts in US$ 000s
Cost Centre	Project	Component	Code	M7	M8	M9	M10	M11	M12	Subtotal	M1	M2	M3	M4	M5	M6	Subtotal	Total
Projects	La Josefina	Min Prop Costs	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	55.0	0.0	1.4	0.0	55.0	0.0	111.4	111.4
		Permitting	1.2	3.6	3.6	3.6	3.6	3.6	3.6	21.8	3.6	3.6	3.6	3.6	3.6	3.6	21.8	43.6
		Reconnaissance Exploration	1.3	0.0	0.0	12.0	12.0	12.0	0.0	36.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	36.0
		Trenching	1.4	0.0	0.0	0.0	45.0	43.0	47.9	135.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	135.9
		Detailed Exploration	1.5	0.0	2.0	100.0	2.0	0.0	0.0	104.0	0.0	0.0	9.0	0.0	0.0	2.0	11.0	115.0
		Drilling DD	1.6	0.0	85.0	156.5	162.0	164.0	79.1	646.6	0.0	12.0	133.5	142.0	142.0	36.6	466.1	1112.7
		Resource Estimation	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	2.0	2.0
		Subtotal	1	3.6	90.6	272.1	224.6	222.6	130.6	944.3	58.6	15.6	147.5	145.6	200.6	44.2	612.3	1556.6
	Bajo Pobre	Min Prop Costs	2.1	0.0	0.0	0.0	0.0	5.0	0.0	5.0	0.0	0.0	0.0	0.0	5.0	0.0	5.0	10.0
		Permitting	2.2	0.0	0.0	0.0	0.0	3.6	3.6	7.2	3.6	3.6	3.6	3.6	0.0	0.0	14.4	21.6
		Access Road	2.3	0.0	0.0	0.0	0.0	0.0	24.7	24.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	24.7
		Reconnaissance Exploration	2.4	0.0	0.0	0.0	4.5	4.5	0.0	9.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.0
		Trenching	2.5	0.0	0.0	0.0	0.0	20.8	15.8	36.6	2.0	0.0	0.0	0.0	0.0	0.0	2.0	38.6
		Detailed Exploration	2.6	0.0	0.0	0.0	0.0	2.0	4.5	6.5	0.0	0.0	0.0	2.0	4.5	0.0	6.5	13.0
		Drilling	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.0	123.5	102.9	0.0	0.0	0.0	238.4	238.4
		Resource Estimation	2.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	2.0	2.0
		Subtotal	2	0.0	0.0	0.0	4.5	35.9	48.6	89.0	17.6	127.1	106.5	5.6	9.5	2.0	268.3	357.3
	El Gateado	Min Prop Costs	3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
		Permitting	3.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
		Access Road	3.3	0.0	0.0	0.0	0.0	0.0	11.5	11.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.5
		Reconnaissance Exploration	3.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
		Trenching	3.5	0.0	0.0	0.0	0.0	8.2	4.5	12.7	0.9	0.0	0.0	0.0	0.0	0.0	0.9	13.6
		Detailed Exploration	3.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
		Drilling	3.7	0.0	0.0	0.0	0.0	0.0	7.0	7.0	44.5	40.9	0.0	0.0	0.0	0.0	85.4	92.4
		Resource Estimation	3.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
		Subtotal	3	0.0	0.0	0.0	0.0	8.2	23.0	31.2	45.4	40.9	0.0	0.0	0.0	0.0	86.3	117.5
TOTALS		Total		3.6	90.6	272.1	229.1	266.7	202.2		121.6	183.6	254.0	151.2	210.1	46.2		2031.30
		Cum Total		3.6	94.3	366.4	595.5	862.3	1064.5		1186.1	1369.7	1623.7	1775.0	1985.1	2031.3

CERRO CAZADOR S.A.
La Josefina Project (1)		DRAFT

BUDGET
Financial Year 2007 - 2008
	Year 2007	Year 2008	All amounts in US$ 000s
Component	Element	Code	M7	M8	M9	M10	M11	M12	Subtotal	M1	M2	M3	M4	M5	M6	Subtotal	Total
Min Prop Costs	Application Fees	1.1.1							0.0							0.0	0.0
	Maintenance Fees	1.1.2							0.0			1.4				1.4	1.4
	Canon	1.1.3							0.0	55.0				55.0		110.0	110.0
	Subtotal	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	55.0	0.0	1.4	0.0	55.0	0.0	111.4	111.4
Permitting	Exploration Permit	1.2.1	3.6	3.6	3.6	3.6	3.6	3.6	21.8	3.6	3.6	3.6	3.6	3.6	3.6	21.8	43.6
	Community Activities	1.2.2							0.0							0.0	0.0
	Subtotal	1.2	3.6	3.6	3.6	3.6	3.6	3.6	21.8	3.6	3.6	3.6	3.6	3.6	3.6	21.8	43.6
Reconnaissance Exploration	Geology	1.3.1							0.0							0.0	0.0
	Sampling	1.3.2							0.0							0.0	0.0
	Geochem - Analysis (BLEG)	1.3.3			12.0	12.0	12.0		36.0							0.0	36.0
	Interp/Maps/Reports	1.3.4							0.0							0.0	0.0
	Subtotal	1.3	0.0	0.0	12.0	12.0	12.0	0.0	36.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	36.0
Trenching	Backhoe, Air Compressor, Jack Hammer	1.4.1				20.0	20.0	10.0	50.0							0.0	50.0
	Mob/Demob	1.4.2				2.0		2.0	4.0							0.0	4.0
	Backhoe spare points, hammer spare tools & sampling	1.4.3				6.0	6.0	6.0	18.0							0.0	18.0
	Trailer rent	1.4.4				2.0	2.0	2.0	6.0							0.0	6.0
	Camp rent	1.4.5							0.0							0.0	0.0
	Rock Assays	1.4.6				15.0	15.0	15.0	45.0							0.0	45.0
	Check Assays	1.4.7						6.9	6.9							0.0	6.9
	QA/QC	1.4.8						2.0	2.0							0.0	2.0
	Surveying	1.4.9						2.0	2.0							0.0	2.0
	Interp/Maps/Reports	1.4.10						2.0	2.0							0.0	2.0
	Subtotal	1.4	0.0	0.0	0.0	45.0	43.0	47.9	135.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	135.9
Detailed Exploration	Grids/Surveys	1.5.1		2.0					2.0							0.0	2.0
	Geology - PIMA	1.5.2							0.0						1.0	1.0	1.0
	Geology - Fluid Inclusions	1.5.3							0.0						1.0	1.0	1.0
	Geology - Consultant	1.5.4							0.0							0.0	0.0
	Geochem - Analysis (Grab/Chip)	1.5.5							0.0			9.0				9.0	9.0
	Geophysics - Ground Mag	1.5.6			100.0				100.0							0.0	100.0
	Interp/Maps/Reports	1.5.7				2.0			2.0							0.0	2.0
	Subtotal	1.5	0.0	2.0	100.0	2.0	0.0	0.0	104.0	0.0	0.0	9.0	0.0	0.0	2.0	11.0	115.0
Drilling - DD	Drill Roads/Pads	1.6.1		10.0					10.0		10.0					10.0	20.0
	Grids/Surveys	1.6.2			2.0			2.0	4.0		2.0				2.0	4.0	8.0
	Water Supply	1.6.3				7.5	7.5	7.5	22.5			7.5	7.5	7.5		22.5	45.0
	Mob/Demob	1.6.4			10.0			2.0	12.0			5.0			10.0	15.0	27.0
	Drilling Contractor	1.6.5		75.0		120.0	120.0	45.0	360.0			120.0	120.0	120.0		360.0	720.0
	Logging & Sampling	1.6.6			1.0	1.0	1.0	1.0	4.0			1.0	1.0	1.0	1.0	4.0	8.0
	Core Storage / Camp Improvements	1.6.7			130.0	20.0	20.0		170.0							0.0	170.0
	Sample Shipment	1.6.8							0.0							0.0	0.0
	Core Analysis	1.6.9			13.5	13.5	13.5	13.5	54.0				13.5	13.5	13.5	40.5	94.5
	Check assays	1.6.10						6.1	6.1						6.1	6.1	12.2
	QA/QC	1.6.11						2.0	2.0						2.0	2.0	4.0
	Interp/Maps/Reports	1.6.12					2.0		2.0						2.0	2.0	4.0
	Subtotal	1.6	0.0	85.0	156.5	162.0	164.0	79.1	646.6	0.0	12.0	133.5	142.0	142.0	36.6	466.1	1112.7
Resource Estimation	Polygonal	1.7.1							0.0						2.0	2.0	2.0
	Sectional	1.7.2							0.0							0.0	0.0
	Wireframe	1.7.3							0.0							0.0	0.0
	Computer	1.7.4							0.0							0.0	0.0
	Subtotal	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	2.0	2.0
TOTALS	Total		3.6	90.6	272.1	224.6	222.6	130.6	944.3	58.6	15.6	147.5	145.6	200.6	44.2	612.3	1556.6
	Cum Total		3.6	94.3	366.4	591.0	813.7	944.3		1002.9	1018.5	1166.1	1311.7	1512.3	1556.6

CERRO CAZADOR S.A.
Bajo Pobre Project (2)			DRAFT

BUDGET
Financial Year 2007 - 2008
	Year 2007	Year 2008		All amounts in US$ 000s
Component	Element	Code	M7	M8	M9	M10	M11	M12	Subtotal	M1	M2	M3	M4	M5	M6	Subtotal	Total
Min Prop Costs	Application Fees	2.1.1							0.0							0.0	0.0
	Maintenance Fees	2.1.2							0.0							0.0	0.0
	Canon	2.1.3					5.0		5.0					5.0		5.0	10.0
	Subtotal	2.1	0.0	0.0	0.0	0.0	5.0	0.0	5.0	0.0	0.0	0.0	0.0	5.0	0.0	5.0	10.0
Permitting	Exploration Permit	2.2.1					3.6	3.6	7.2	3.6	3.6	3.6	3.6			14.4	21.6
	Community Activities	2.2.2							0.0							0.0	0.0
	Subtotal	2.2	0.0	0.0	0.0	0.0	3.6	3.6	7.2	3.6	3.6	3.6	3.6	0.0	0.0	14.4	21.6
Access Road	Bulldozer	2.3.1						12.0	12.0							0.0	12.0
	Mob/Demob	2.3.2						10.0	10.0							0.0	10.0
	Fuel	2.3.3						1.5	1.5							0.0	1.5
	Trailer rent	2.3.4						1.2	1.2							0.0	1.2
	Subtotal	2.3	0.0	0.0	0.0	0.0	0.0	24.7	24.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	24.7
Reconnaissance Exploration	Geology	2.4.1							0.0							0.0	0.0
	Geochem - Analysis (BLEG)	2.4.2				4.5	4.5		9.0							0.0	9.0
	Interp/Maps/Reports	2.4.3							0.0							0.0	0.0
	Subtotal	2.4	0.0	0.0	0.0	4.5	4.5	0.0	9.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.0
Trenching	Bachoe, Air Compressor, Jack Hammer	2.5.1					10.0		10.0							0.0	10.0
	Mob/Demob	2.5.2					2.0		2.0							0.0	2.0
	Bachoe spare points, hammer spare tools & sampling	2.5.3					4.0		4.0							0.0	4.0
	Trailer rent /camp rent	2.5.4					2.0	2.0	4.0							0.0	4.0
	Camp rent	2.5.5					0.8		0.8							0.0	0.8
	Rock Assays	2.5.6						12.0	12.0							0.0	12.0
	Check Assays	2.5.7						1.8	1.8							0.0	1.8
	QA/QC	2.5.8							0.0							0.0	0.0
	Surveying	2.5.9					2.0		2.0							0.0	2.0
	Interp/Maps/Reports	2.5.10							0.0	2.0						2.0	2.0
	Subtotal	2.5	0.0	0.0	0.0	0.0	20.8	15.8	36.6	2.0	0.0	0.0	0.0	0.0	0.0	2.0	38.6
Detailed Exploration	Grids/Surveys	2.6.1					2.0		2.0				2.0			2.0	4.0
	Geology - PIMA	2.6.2							0.0							0.0	0.0
	Geology - Fluid Inclusions	2.6.3							0.0							0.0	0.0
	Geology - Consultant	2.6.4							0.0							0.0	0.0
	Geochem - Analysis (Grab/Chip)	2.6.5						4.5	4.5					4.5		4.5	9.0
	Geophysics - Ground Mag	2.6.6							0.0							0.0	0.0
	Interp/Maps/Reports	2.6.7							0.0							0.0	0.0
	Subtotal	2.6	0.0	0.0	0.0	0.0	2.0	4.5	6.5	0.0	0.0	0.0	2.0	4.5	0.0	6.5	13.0
Drilling - DD	Drill Roads/Pads	2.7.1							0.0	10.0						10.0	10.0
	Grids/Surveys	2.7.2							0.0	2.0						2.0	2.0
	Water Supply	2.7.3							0.0		7.5					7.5	7.5
	Mob/Demob	2.7.4							0.0		5.0	5.0				10.0	10.0
	Drilling Contractor	2.7.5							0.0		100.0	80.0				180.0	180.0
	Logging & Sampling	2.7.6							0.0		1.0					1.0	1.0
	Core Storage	2.7.7							0.0							0.0	0.0
	Sample Shipment	2.7.8							0.0							0.0	0.0
	Core Analysis	2.7.9							0.0		10.0	10.3				20.3	20.3
	Check assays	2.7.10							0.0			3.6				3.6	3.6
	QA/QC	2.7.11							0.0			2.0				2.0	2.0
	Interp/Maps/Reports	2.7.12							0.0			2.0				2.0	2.0
	Subtotal	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.0	123.5	102.9	0.0	0.0	0.0	238.4	238.4
Resource Estimation	Polygonal	2.8.1							0.0						2.0	2.0	2.0
	Sectional	2.8.2							0.0							0.0	0.0
	Wireframe	2.8.3							0.0							0.0	0.0
	Computer	2.8.4							0.0							0.0	0.0
	Subtotal	2.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	2.0	2.0
TOTALS	Total		0.0	0.0	0.0	4.5	35.9	48.6	89.0	17.6	127.1	106.5	5.6	9.5	2.0	268.3	357.3
	Cum Total		0.0	0.0	0.0	4.5	40.4	89.0		106.6	233.7	340.2	345.8	355.3	357.3

CERRO CAZADOR S.A.
El Gateado Project (3)		DRAFT

BUDGET
Financial Year 2007 - 2008
	Year 2007	Year 2008	All amounts in US$ 000s
Component	Element	Code	M7	M8	M9	M10	M11	M12	Subtotal	M1	M2	M3	M4	M5	M6	Subtotal	Total
Min Prop Costs	Application Fees	3.1.1							0.0							0.0	0.0
	Maintenance Fees	3.1.2							0.0							0.0	0.0
	Canon	3.1.3							0.0							0.0	0.0
	Subtotal	3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Permitting	Exploration Permit	3.2.1							0.0							0.0	0.0
	Community Activities	3.2.2							0.0							0.0	0.0
	Subtotal	3.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Access Road	Bulldozer	3.3.1						5.0	5.0							0.0	5.0
	Mob/Demob	3.3.2						5.0	5.0							0.0	5.0
	Fuel	3.3.3						1.5	1.5							0.0	1.5
	Trailer rent	3.3.4							0.0							0.0	0.0
	Subtotal	3.3	0.0	0.0	0.0	0.0	0.0	11.5	11.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.5
Reconnaissance Exploration	Geology	3.4.1							0.0							0.0	0.0
	Geochem - Analysis (BLEG)	3.4.2							0.0							0.0	0.0
	Interp/Maps/Reports	3.4.3							0.0							0.0	0.0
	Subtotal	3.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Trenching	Bachoe, Air Compressor, Jack Hammer	3.5.1					3.0		3.0							0.0	3.0
	Mob/Demob	3.5.2					1.2		1.2							0.0	1.2
	Bachoe spare points, hammer spare tools & sampling	3.5.3					1.0		1.0							0.0	1.0
	Trailer rent /camp rent	3.5.4					1.2		1.2							0.0	1.2
	Camp rent	3.5.5					0.8		0.8							0.0	0.8
	Rock Assays	3.5.6						4.5	4.5							0.0	4.5
	Check Assays	3.5.7							0.0	0.9						0.9	0.9
	QA/QC	3.5.8							0.0							0.0	0.0
	Surveying	3.5.9					1.0		1.0							0.0	1.0
	Interp/Maps/Reports	3.5.10							0.0							0.0	0.0
	Subtotal	3.5	0.0	0.0	0.0	0.0	8.2	4.5	12.7	0.9	0.0	0.0	0.0	0.0	0.0	0.9	13.6
Detailed Exploration	Grids/Surveys	3.6.1							0.0							0.0	0.0
	Geology - PIMA	3.6.2							0.0							0.0	0.0
	Geology - Fluid Inclusions	3.6.3							0.0							0.0	0.0
	Geology - Consultant	3.6.4							0.0							0.0	0.0
	Geochem - Analysis (Grab/Chip)	3.6.5							0.0							0.0	0.0
	Geophysics - Ground Mag	3.6.6							0.0							0.0	0.0
	Interp/Maps/Reports	3.6.7							0.0							0.0	0.0
	Subtotal	3.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Drilling - DD	Drill Roads/Pads	3.7.1						5.0	5.0							0.0	5.0
	Grids/Surveys	3.7.2						2.0	2.0							0.0	2.0
	Water Supply	3.7.3							0.0	7.5						7.5	7.5
	Mob/Demob	3.7.4							0.0	5.0						5.0	5.0
	Drilling Contractor	3.7.5							0.0	30.0	30.0					60.0	60.0
	Logging & Sampling	3.7.6							0.0	2.0						2.0	2.0
	Core Storage	3.7.7							0.0							0.0	0.0
	Sample Shipment	3.7.8							0.0							0.0	0.0
	Core Analysis	3.7.9							0.0		6.0					6.0	6.0
	Check assays	3.7.10							0.0		0.9					0.9	0.9
	QA/QC	3.7.11							0.0		2.0					2.0	2.0
	Interp/Maps/Reports	3.7.12							0.0		2.0					2.0	2.0
	Subtotal	3.7	0.0	0.0	0.0	0.0	0.0	7.0	7.0	44.5	40.9	0.0	0.0	0.0	0.0	85.4	92.4
Resource Estimation	Polygonal	3.8.1							0.0							0.0	0.0
	Sectional	3.8.2							0.0							0.0	0.0
	Wireframe	3.8.3							0.0							0.0	0.0
	Computer	3.8.4							0.0							0.0	0.0
	Subtotal	3.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTALS	Total		0.0	0.0	0.0	0.0	8.2	23.0	31.2	45.4	40.9	0.0	0.0	0.0	0.0	86.3	117.5
	Cum Total		0.0	0.0	0.0	0.0	8.2	31.2		76.6	117.5	117.5	117.5	117.5	117.5

CERRO CAZADOR S.A.
PERSONNEL & FIELD EXPENSES (8)
DRAFT
BUDGET
Financial Year 2007
	Year 2007	Year 2008		All amounts in US$ 000s
Component	Element	Code	M7	M8	M9	M10	M11	M12	Subtotal	M1	M2	M3	M4	M5	M6	Subtotal	Total
General Expenses	Repairs & Maintenance	8.1.1			0.20	0.20	0.20	0.20	0.80	0.20	0.20	0.20	0.20	0.20	0.20	1.20	2.00
	Spares & Tools	8.1.2			0.15		0.15		0.30			0.15		0.15		0.30	0.60
	Equipment Rental	8.1.3							0.00							0.00	0.00
	Electricity Generation	8.1.4			0.20	0.20	0.20	0.20	0.80	0.20	0.20	0.20	0.20			0.80	1.60
	Water Supply	8.1.5							0.00							0.00	0.00
	Waste Management	8.1.6							0.00							0.00	0.00
	General Supplies	8.1.7				0.30		0.30	0.60		0.30		0.30			0.60	1.20
	Office Supplies	8.1.8			0.50	0.50	0.50		1.50	0.50	0.50	0.50	0.50	0.50		2.50	4.00
	Food & Groceries	8.1.9			3.00	3.00	3.00	2.00	11.00	2.00	3.00	3.00	3.00	2.00	2.00	15.00	26.00
	Medical	8.1.10			0.50		0.50		1.00	0.50		0.50		0.50		1.50	2.50
	Recreation and Community relation	8.1.11							0.00							0.00	0.00
	Safety Equip, Clothing & Field Gear	8.1.12			8.00				8.00				4.00			4.00	12.00
	Subtotal	8.1	0.00	0.00	12.55	4.20	4.55	2.70	24.00	3.40	4.20	4.55	8.20	3.35	2.20	25.90	49.90
Communications	Tel/Fax	8.2.1			0.10	0.10	0.10	0.10	0.40	0.10	0.10	0.10	0.10			0.40	0.80
	Internet	8.2.2			0.50	0.50	0.50	0.50	2.00	0.50	0.50	0.50	0.50	0.50	0.50	3.00	5.00
	Satelite Phone	8.2.3			0.40	0.40	0.40	0.40	1.60	0.40	0.40	0.40	0.40	0.40	0.40	2.40	4.00
	Satelite TV	8.2.4			0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.15	0.15	0.15	0.15	0.90	1.50
	Courier	8.2.5			0.05	0.05	0.05	0.05	0.20	0.05	0.05	0.05	0.05	0.05	0.05	0.30	0.50
	Subtotal	8.2	0.00	0.00	1.20	1.20	1.20	1.20	4.80	1.20	1.20	1.20	1.20	1.10	1.10	7.00	11.80
Bulk Fuel Storage	Petrol	8.3.1				0.20	0.20	0.20	0.60	0.20	0.20	0.20	0.20	0.20		1.00	1.60
	Diesel	8.3.2	7.00	0.50	0.50	7.00	0.50	0.50	16.00	7.00	0.50	0.50	0.50	7.00	0.50	16.00	32.00
	Gas	8.3.3	4.00		0.20	0.20		4.00	8.40			0.20	0.20	4.00		4.40	12.80
	Subtotal	8.3	11.00	0.50	0.70	7.40	0.70	4.70	25.00	7.20	0.70	0.90	0.90	11.20	0.50	21.40	46.40
Personnel	Project Manager	8.4.1	6.00	6.00	6.00	6.00	6.00	6.00	36.00	6.00	6.00	6.00	6.00	6.00	6.00	36.00	72.00
	Senior Geologist	8.4.2		6.00	6.00	6.00	6.00	6.00	30.00	6.00	6.00	6.00	6.00	6.00	6.00	36.00	66.00
	Field Geologists (2)	8.4.3	2.10	4.20	4.20	4.20	4.20	4.20	23.10	4.50	4.50	4.50	4.50	4.50	4.50	27.00	50.10
	Junior Geologists (2)	8.4.4			3.50	3.50	3.50	3.50	14.00	3.50	3.50	3.50	3.50	3.50	3.50	21.00	35.00
	Student Geologists (2)	8.4.5						2.00	2.00	2.00	2.00					4.00	6.00
	Technicians (5)	8.4.6	3.50	3.50	6.00	6.00	6.00	6.00	31.00	6.00	6.00	6.00	6.00	6.00	6.00	36.00	67.00
	Support Assistant (1)	8.4.7			1.60	1.60	1.60	2.40	7.20	1.60	1.60	1.60	1.60	1.60	2.40	10.40	17.60
	Logistics Assistant (1)	8.4.8	2.50	2.50	2.50	2.50	2.50	3.75	16.25	2.50	2.50	2.50	2.50	2.50	3.75	16.25	32.50
	Adm. & Logistical Manager	8.4.9	3.40	3.40	3.40	3.40	3.40	3.40	20.40	3.40	3.40	3.40	3.40	3.40	3.40	20.40	40.80
	Ranch Hands (1)	8.4.10		0.50	0.50	0.50	0.50	0.80	2.80	0.50	0.50	0.50	0.50	0.50	0.80	3.30	6.10
	Contract Labour	8.4.11			4.00	4.00	4.00	4.00	16.00	4.00	4.00	4.00	4.00			16.00	32.00
	Drafter	8.4.12							0.00						2.00	2.00	2.00
	Subtotal	8.4	17.50	26.10	37.70	37.70	37.70	42.05	198.75	40.00	40.00	38.00	38.00	34.00	38.35	228.35	427.10
Transport	Fuels & Oils	8.5.1			0.50	0.50	0.50	0.50	2.00	0.50	0.50	0.50	0.50			2.00	4.00
	Tyres & Tubes	8.5.2			0.50			0.50	1.00	0.50		0.50				1.00	2.00
	Repairs & Maintenance	8.5.3			0.20		0.20		0.40	0.20		0.20				0.40	0.80
	Vehicle Lease -DCab (2)	8.5.4			5.00	5.00	5.00	5.00	20.00	5.00	5.00	5.00	5.00			20.00	40.00
	Vehicle Lease - SCab (1)	8.5.5			2.00	2.00	2.00	2.00	8.00	2.00	2.00	2.00	2.00			8.00	16.00
	Vehicle Lease - ATV (2)	8.5.6			3.00	3.00	3.00	3.00	12.00	3.00	3.00	3.00	3.00			12.00	24.00
	Parking/Tolls	8.5.7			0.05		0.05		0.10			0.05				0.05	0.15
	Subtotal	8.5	0.00	0.00	11.25	10.50	10.75	11.00	43.50	11.20	10.50	11.25	10.50	0.00	0.00	43.45	86.95
Travel	Accommodation	8.6.1			2.00	2.00	2.00	2.00	8.00	2.00	2.00	2.00	2.00	2.00	2.00	12.00	20.00
	Meals & Refreshments	8.6.2			0.20	0.20	0.20	0.20	0.80	0.20	0.20	0.20	0.20			0.80	1.60
	Airfares	8.6.3	1.50	1.50	2.00	2.00	2.00	2.00	11.00	2.00	2.00	2.00	2.00	1.50	1.50	11.00	22.00
	Air Charter	8.6.4							0.00							0.00	0.00
	Airport Tax / Med / Visa	8.6.5							0.00							0.00	0.00
	Car Rent & Expenses	8.6.6							0.00							0.00	0.00
	Taxi/Bus/Train	8.6.7	0.20	0.20	0.20	0.20	0.20	0.20	1.20	0.20	0.20	0.20	0.20	0.20	0.20	1.20	2.40
	Tips etc	8.6.8							0.00							0.00	0.00
	Subtotal	8.6	1.70	1.70	4.40	4.40	4.40	4.40	21.00	4.40	4.40	4.40	4.40	3.70	3.70	25.00	46.00
TOTALS	Total		30.20	28.30	67.80	65.40	59.30	66.05	317.05	67.40	61.00	60.30	63.20	53.35	45.85	351.10	668.15
	Cum Total		30.20	58.50	126.30	191.70	251.00	317.05		384.45	445.45	505.75	568.95	622.30	668.15

Hunt Mountain Resources
Exploration Campaign
Pro-forma Budget
As of September 17th 2007

Mandate
 Based on review of existing documents regarding
 Hunt Mountain Resources’ properties, DIAGNOS
 proposes the three phases of the exploration
 program on Eau Jaune and Surimau.

Phases of the campaign
 The subsequent three phases of the exploration
 program are proposed to Hunt Mountain
 Resources’ Eau Jaune and Surimau properties:
Phase 1:
Prospecting Surveys and Data Integration
Phase 2:
Detailed Surveys and Data Interpretation/Integration
Phase 3:
Diamond Drilling program

Phase 1:
Prospecting surveys/data integration October
 2007
 The reconnaissance/prospecting field work should
 be completed uniformly over the two properties in
 the areas delimited by CARDS, and also over the
 known showings. The proposed work includes
 management, prospecting, rock sampling/assays
 and basic mapping. Depending on the above
 mentioned surveys’ results, DIAGNOS will
 propose focusing over the more promising areas
 and will put in place the Phase 2 of the exploration
 program.

Phase 2:
Detailed surveys and data
interpretation/integration
Fall 2007 -Spring 2008
 The further, more detailed exploration program will
 include ground geophysics and interpretation of
 fused geophysics and satellite imagery. Detailed
 mapping will also be done. Depending on the
 above mentioned surveys’ results, DIAGNOS will
 set up the Phase 3 of the exploration program.
 The number and length of drill holes will be
 planned depending on the HuntMountain’s budget.

Phase 3: Diamond drilling 2008
 The diamond drilling program will be prepared
 focusing on the best found or interpreted targets. If
 necessary, the stripping and channel sampling of
 the key locations will be also conducted during the
 third phase.

Notes on Surimau Property
 Despite of the negative assessment done by Mr.Laforest
 on the Surimau property, DIAGNOS recommends to
 renew the mining rights of those claim blocs for the next
 two years. Victoria showing’s area should be explored to
 enhance its value. The grades of 4.11g/t Au, 4.5% Zn,
 0.88 % Ni and 0.5% Cu shouldn’t be ignored. Also, the
 western part of Surimau property hasn’t been explored
 as the eastern part ;yet, the western part includes the
 faulted contact between the mafic vulcanite and the
 quartzite, two zinc/nickel positive drill holes, and
 DIAGNOS’ gold and copper predictions. Moreover, this
 part includes the intersection of two regional structures
 and the contact between plutonic and metamorphic rocs;
 both of them coincide with DIAGNOS’ copper
 predictions.

Notes on Eau Jaune Property
 DIAGNOS highly recommends focusing on this property.
 As mentioned in previous DIAGNOS’ report, and as
 recommended by Mr. Laforest, this is a good grass-root
 property. Besides of showing many characteristics of
 hosting ore bodies similar to the ones found in
 Chibougamau area an untested EM anomaly exists over
 the target area delimited by DIAGNOS’ CARDS system.
 Moreover, the magnetic geophysical anomalies over the
 property show the NE-SW structural trends. The gold
 occurrences near the property are associated with the
 similar structural trending and the similar geological
 setting (granitic rocks intruding the volcanic rocks).

Recommendations 1
 DIAGNOS recommends focusing on the gold and
 copper potential of Eau Jaune property.
 Particularly, the field work should be under taken
 in the areas identified by CARDS and the untested
 EM anomaly. Also, the showings should be taken
 in to consideration.

Recommendations 2
 The required work should be done to keep all the
 claims for the next two years. Because the claims’
 expiry date is in February 2008, the Phase 1
 should be undertaken at the latest in October
 2007. The completion of the Phase 1 will secure
 HuntMountain’s mining rights on both, Eau Jaune
 and Surimau properties.

Recommendations 3
 Depending of the field conditions and contractors’
 availabilities (geophysics, satellites), the Phase 2
 should be undertaken between the fall 2007 and
 summer 2008. DIAGNOS recommends an
 acquisition of two satellite imageries immediately.
 In general, the satellite imageries taken in the late
 fall are the best for the geological application.

Recommendations 4
 Furthermore, depending of the field conditions and
 drillers’ availabilities, Phase 3 should be
 undertaken and finished in 2008.

Budget Hunt Mountain Resources
 The costs presented are estimated as all inclusive,
 except for all applicable taxes. The NI 43-101 will
 be prepared at the end of this mandate.

Phase 1: prospecting surveys and data integration			57500,00 $

Management 2 properties	15 days	500,00 $	7500,00 $
Study all data 2 properties	5 days	500,00 $	2500,00 $
Prospecting CARDS targets/showings 2 properties	40 days/men	1000,00 $	40000,00 $
Comparison, choice of merit property, small technical report	10 days	750,00 $	7500,00$
Budget HuntMountain Resources Phase 1

Phase 2: detailed surveys and data interpretation			68500,00 $

Management	25 days	500,00 $	12500,00 $
Auxiliary GeoEye data	2 images	3000,00 $	6000,00 $
Line cutting (to decide after Phase 1)	0 km	450,00 $	-
IP (to decide after Phase 1)	0 km	1600,00 $	-
EM (to decide after Phase 1)	0 km	2000,00 $	-
Geology/Structural interpretation	10 days	750,00 $	7500,00 $
Assays Exploration Geochemistry and Lithogeochemistry	100 samples	200,00 $	20000,00 $
Data integration	5 days	500,00 $	2500,00 $
Detailed mapping	20 days/men	1000,00 $	20000,00 $
Budget HuntMountain Resources Phase 2

Budget HuntMountain Resources Phase 3
Phase 3: Diamond drilling			45000,00 $

Management	60 days	500,00 $	30000,00 $
Data compiling and targeting	10 days	750,00 $	7500,00 $
Diamond drilling (to decode after Phase 2)	0 meters	120,00 $	-
Stripping and channel sampling (to decide after Phase 2)	0 days	1000,00 $	-
NI 43-101 report	10 days	750,00 $	7500,00 $